HII Technologies, Inc. Announces Preliminary Third Quarter 2013 Results

Oilfield Services company HII Technologies reporting preliminary consolidated revenues of $3.9 Million for the quarter ended September 30, 2013 representing an increase of over 790% from the comparable 2012 period

Houston, Texas, October 21, 2013 —HII Technologies, Inc. (the “Company”), symbol HIIT (OTCBB/OTCQB), an oilfield services company headquartered in Houston, Texas, with operations in Texas, Oklahoma, Ohio and West Virginia today announced that its preliminary unaudited results for consolidated revenues from operations for the quarter ended September 30, 2013 were approximately $3.9 million.

On a consolidated basis, the Company’s revenues for the quarter ended September 30, 2013 were about $3.9 million, an increase of over 790% compared to the third quarter 2012 consolidated pro forma revenues of approximately $438,000.  The pro forma figure is the total revenues for the full third quarter of 2012 given that AES was purchased during that quarter. Further, the Company’s preliminary third quarter 2013 revenues represented an increase of approximately 21% from the Company’s second quarter 2013 revenues, which were approximately $3.2 million. The revenues on a consolidated basis for the nine months ended September 30, 2013 were approximately $9.7 million.

Mr. Flemming, CEO HII Technologies, stated “AES Water Solutions continued to perform well during the third quarter 2013 from continued demand for its services. AES’ frac water supply activities continued to experience strong growth in Oklahoma and Texas as compared to the year ago period.   The Company also expanded into flow back services during the third quarter contributing to the increase in revenue.  AES Safety Services grew during the quarter adding new customer sites in Texas and Ohio.  The Company anticipates additional organic growth in the Safety Services area.   South Texas Power also increased its revenues and has placed an order for approximately $325,000 of new oilfield customized mobile generators based on customer demand.”

The Company anticipates filing its Quarterly Report on Form 10-Q for the period ended September 30, 2013 and announcing earnings and related financial results for the period by November 15, 2013.

About HII Technologies, Inc.

HII Technologies, Inc. is a Houston, Texas based oilfield services company with operations in Texas, Oklahoma, Ohio and West Virginia. The Company is positioned to take advantage of the significant anticipated growth in horizontal drilling and hydraulic fracturing within the United States' active shale and unconventional "tight oil" plays by deploying oilfield related technologies to enhance the value of services it offers its customers. The Company's frac water supply and flow back services subsidiary does business as AES Water Solutions, its onsite oilfield contract safety consultancy does business as AES Safety Services, and its mobile oilfield power subsidiary does business as South Texas Power (STP). HII Technologies' objective is to bring proven technologies to these operating divisions to build a long-term competitive advantage. Read more at www.HIITinc.com, www.AESwatersolutions.com and www.Oilfield-Generators.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements as to matters that are not of historic fact are forward-looking statements. These forward-looking statements are based on HII Technologies, Inc. (“HII”)'s current expectations, estimates and projections about HII, its industry, its management's beliefs and certain assumptions made by management, and include statements regarding estimated capital expenditures, future operational and activity expectations, international growth, and anticipated financial performance in 2013. No assurance can be given that such expectations, estimates or projections will prove to have been correct. Whenever possible, these "forward-looking statements" are identified by words such as "expects," "believes," "anticipates" and similar phrases.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, but not limited to: risks that HII will be unable to achieve its financial, capital expenditure and operational projections, including quarterly and annual projections of revenue and/or operating income and risks that HII's expectations regarding future activity levels, customer demand, and pricing stability may not materialize (whether for HII as a whole or for geographic regions and/or business segments individually); risks that fundamentals in the U.S. oil and gas markets may not yield anticipated future growth in HII's businesses, or could further deteriorate or worsen from the recent market declines, and/or that HII could experience further unexpected declines in activity and demand for its hydraulic frac related water transfer business, its safety consultancy business or its generator and related equipment rental service businesses; risks relating to HII's ability to implement technological developments and enhancements; risks relating to compliance with environmental, health and safety laws and regulations, as well as actions by governmental and regulatory authorities; risks that HII may be unable to achieve the benefits expected from acquisition and disposition transactions, and risks associated with integration of the acquired operations into HII's operations; risks, in responding to changing or declining market conditions, that HII may not be able to reduce, and could even experience increases in, the costs of labor, fuel, equipment and supplies employed and used in HII's businesses; risks relating to changes in the demand for or the price of oil and natural gas; risks that HII may not be able to execute its capital expenditure program and/or that any such capital expenditure investments, if made, will not generate adequate returns; and other risks affecting HII's ability to maintain or improve operations, including its ability to maintain prices for services under market pricing pressures, weather risks, and the impact of potential increases in general and administrative expenses.

Because such statements involve risks and uncertainties, many of which are outside of HII's control, HII's actual results and performance may differ materially from the results expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Other important risk factors that may affect HII's business, results of operations and financial position are discussed in its most recently filed Annual Report on Form 10-K, recent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and in other Securities and Exchange Commission filings. Unless otherwise required by law, HII also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here. However, readers should review carefully reports and documents that HII files periodically with the Securities and Exchange Commission.

Source: HII Technologies, Inc.

CONTACT:  Matthew Flemming, HII Technologies, Inc. +1-713-821-3157.